REED’S, INC.
13000 South Spring Street
Los Angeles, California 90061
Tel. No. 310-217-9400

November 6, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-0404
Attn: Mara L. Ransom, Legal Branch Chief

Re:  Reed’s, Inc.
Registration Statement on Form SB-2
(File No. 333-146012)

Dear Ms. Ransom:

Reed’s, Inc. (the “Company”) is requesting by separate correspondence the effectiveness of the above-referenced Registration Statement on Form SB-2 (File No. 333-146012).

As requested in the Staff's correspondence, dated October 12, 2007, in connection with such request for acceleration, Reed’s, Inc. hereby acknowledges the following:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have sent you a corresponding letter requesting that the effectiveness of the above-referenced Registration Statement be accelerated to Friday, November 9, 2007 at 10:00 a.m. (Eastern Time), or as soon thereafter as is practicable.

Please contact me at (310) 217-9400 or Jeffrey P. Berg of Baker & Hostetler LLP at (310) 820-8800 if you have any further questions.

REED’S, INC.

By:	/s/ Christopher J. Reed
Christopher J. Reed Chief Executive Officer

cc:	JEFFREY P. BERG, ESQ.